Exhibit 99.1

YM BIOSCIENCES REPORTS DAIICHI AND KUHNIL ENROL FIRST
PATIENTS IN RANDOMIZED PHASE II GASTRIC TRIAL
- International Clinical Study Follows Promising Preclinical Data -

MISSISSAUGA, Canada - September 30, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that two of its licensees for nimotuzumab, Daiichi-Sankyo Co., Ltd. in Japan and Kuhnil Pharmaceutical Co. in Korea, advise that they have commenced the enrollment in an 80-patient Phase II randomized, open-label trial of nimotuzumab (400mg weekly until progression) plus irinotecan (150mg/m2 biweekly until progression) compared to irinotecan alone in patients with advanced or recurrent gastric cancer who are refractory to 5-FU-containing regimens.  Enrollment is expected to be completed in calendar 2009.

“This is great example of the progress being made by our multi-company, multi-national consortium devoted to the development of nimotuzumab, and demonstrates the evolution of cooperative trials for nimotuzumab,” said David Allan, Chairman and CEO of YM BioSciences. “A successful randomized trial in this large, underserved indication would provide continued clinical evidence of nimotuzumab’s efficacy and its unique safety profile. The cooperative efforts of Daiichi Sankyo and Kuhnil should speed patient recruitment in this trial and allow the consortium to more rapidly advance nimotuzumab into pivotal trials in this indication.”

The study was initiated following the demonstration of synergy between nimotuzumab and irinotecan in the laboratories of Daiichi Sankyo in gastric cancer cell lines.  Both in-vitro and in-vivo experiments provided the scientific rationale for this study.

The primary endpoint of the study is to compare progression-free survival between the two arms. Secondary endpoints include response rate (complete responses + partial responses), disease control rate (complete responses + partial responses + stable disease), duration of response, time to progression, time to treatment failure and overall survival.

YM BioSciences is concentrating its registration strategy on radiation-containing regimens consistent with the research demonstrating a preferential opportunity for nimotuzumab within such regimens. Designs for YM’s registration trials are expected to be completed in the final calendar quarter. YM’s concentration on radiation-containing regimens complements the other trials in the consortium and expands the variety of treatment options in which enhancement of cancer therapies by nimotuzumab is being tested.

About Nimotuzumab
Nimotuzumab is being developed to compete as best-in-class therapy against the currently marketed EGFR-targeting drugs. This drug has displayed efficacy in numerous clinical trials with anti-cancer activity that rivals the other EGFR-targeting antibody drugs. However, in none of its trials to date, to YM’s knowledge, have any of the patients treated with nimotuzumab had Grade III/IV rash, a severe and dose-limiting side-effect observed in all of the other antibodies and with small molecules targeting the EGF tyrosine kinase signaling pathway. Reports of any severe incidents of the other side-effects that are typical of EGFR-targeting molecules have been rare. Unlike cetuximab, nimotuzumab patients do not have to be pre-medicated to prevent infusion reactions.

YM and its direct licensees have studies underway and others in planning that investigate nimotuzumab in settings where regimens that stimulate EGFR activated expression are used, such as radiation or chemoradiation.

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in eight countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In approximately 3,000 patients treated worldwide, to date, no Grade III/IV rash has been reported and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com	James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com

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